Exhibit 5.20

11 June 2021

Your reference 貴行檔案編號
Valaris Limited Clarendon House 2 Church Street Hamilton, HM 11 Bermuda
Our reference 本行檔案編號
PWHB / AZYP
Direct line 直線電話
2901 7206 / 2901 7252

Dear Sirs,

Registration Statement on Form S-1 of Valaris Limited (the “Issuer”) dated 11 June 2021 (the “Registration Statement”) in relation to the US$550,000,000 notes due 2028 (the “Notes”)

We have acted as Hong Kong legal advisers to the Issuer. This opinion is addressed to you in connection with the Registration Statement in relation to the Notes, as filed by the Issuer with the United States Securities and Exchange Commission (the “Commission”) under the United States Securities Act of 1933 (as amended) (the “Securities Act”). The Notes were issued under an indenture governed by the laws of the State of New York (“New York Law”) dated 30 April 2021 between (1) the Issuer, (2) certain subsidiaries of the Issuer, including Atwood Offshore Drilling Limited (the “Hong Kong Company”), as Guarantors and (3) Wilmington Savings Fund Society, FSB (“WSFS”) as Trustee and First Lien Collateral Agent (the “Indenture”).

Unless otherwise defined in this letter, expressions defined in the Schedule to this letter have the same meanings when used in this letter.

For the purposes of this letter, we have examined the documents listed in the Schedule to this letter or copies thereof, and the Searches mentioned in the Schedule to this letter have been carried out.

This letter sets out our opinion on certain matters of Hong Kong law as at today’s date and as currently applied by the Hong Kong courts. We have not made any investigation of, and do not express any opinion on, any other law, in particular New York Law and of the United States of America. This letter is to be governed by and construed in accordance with Hong Kong law.

For the purposes of this letter, we have assumed:

(A)	that the copy (including electronic copy) documents examined by us are complete and accurate as at today’s date and conform to the originals, and the copy of the articles of association of the Hong Kong Company examined by us complies with Section 622 of the Companies Ordinance (Cap. 622 of the Laws of Hong Kong) (the “Companies Ordinance”);

(B)	that all signatures and corporate seals are genuine;

Partners PWH Brien BKP Yu JH Webber LMC Chung PM Lake	JD Moore YW Mok CJCN Choi N Yeung * CP McGaffin	C Tse JH Chen BE Heron
* Not resident in Hong Kong, resident in Beijing	* 非駐香港 , 常駐北京	109149792

(C)	that the Transaction Documents have been duly executed and unconditionally delivered by each party to them other than the Hong Kong Company;

(D)	that each party to the Transaction Documents, other than the Hong Kong Company, has the capacity, power and authority to execute, deliver, exercise its rights and perform its obligations under the Transaction Documents to which it is a party;

(E)	that the execution of the Transaction Documents, the issue of the Notes, the giving of the guarantees or security (as applicable) under the Transaction Documents or the exercise of its rights or performance of its obligations under the Transaction Documents do not and will not cause the Hong Kong Company or its directors to be in default of any borrowing, guarantee, grant of security interest or any similar restriction to which it is subject;

(F)	that each of the HKC Executed Documents has been executed and unconditionally delivered on behalf of the Hong Kong Company in single physical form by one or more persons who (i) are over the age of 18 years, (ii) have the capacity at the relevant time to enter into contracts, (iii) are not acting under duress and (iv) are authorised by the Hong Kong Company by the resolutions of the Hong Kong Company referred to in paragraphs 5 and 6 of the Schedule hereto;

(G)	the due execution, issue and authentication of the Notes;

(H)	(i)	that the information disclosed by the Searches was complete, up to date and accurate as at the date each was conducted and has not since then been altered or added to;

(ii)	that the Searches did not fail to disclose any information relevant for the purposes of this letter;

(I)	that other than as disclosed in the Searches:

(i)	no notice in relation to any voluntary winding-up resolution has been given, and no voluntary winding-up resolution has been passed, in relation to the Hong Kong Company;

(ii)	no application has been made or petition presented to a court, and no order has been made by a court, for the winding up of the Hong Kong Company, and no step has been taken to strike off or dissolve the Hong Kong Company;

(iii)	no liquidator, receiver or similar officer has been appointed in relation to the Hong Kong Company or any of its assets or revenues, and no notice has been given or filed in relation to the appointment of such an officer; and

(iv)	no insolvency proceedings or analogous procedures have been commenced in any jurisdiction outside Hong Kong in relation to the Hong Kong Company or any of its assets or revenues, except for any proceedings in relation to the filing for the Hong Kong Company of a voluntary petition for relief under the provisions of chapter 11 of title 11 of the United States Code, 11 U.S.C. § 101 et seq;

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(J)	that the statements set out in the certificate of a director of the Hong Kong Company referred to in paragraph 2 of the Schedule hereto are complete and accurate as of today’s date;

(K)	(i)	that all procedural steps required to be taken by the directors of the Hong Kong Company pursuant to the articles of association of the Hong Kong Company to pass the resolutions referred to in paragraph 5 of the Schedule hereto were in fact taken by such directors;

(ii)	that all procedural steps required to be taken by the directors and the shareholder of the Hong Kong Company pursuant to the articles of association of the Hong Kong Company and the Companies Ordinance to pass the resolutions referred to in paragraph 6 of the Schedule hereto were in fact taken by the directors and the shareholder of the Hong Kong Company;

(iii)	that the resolutions referred to in paragraphs 5 and 6 of the Schedule hereto and authorisations given by those resolutions have not subsequently been amended, revoked, rescinded or superseded;

(L)	that the directors of the Hong Kong Company have complied with their duties as directors in so far as relevant to this opinion letter;

(M)	that no alterations, amendments or variations to the Transaction Documents have been made and that each of the Transaction Documents remains in full force and effect and is not affected in any way by any other document or agreement not produced to us or any course of dealing between the parties;

(N)	that the performance of each obligation under the Transaction Documents is not illegal or contrary to public policy in any place outside Hong Kong in which that obligation is to be performed;

(O)	that all acts, conditions or things required to be fulfilled, performed or effected in connection with the Transaction Documents under the laws of:

(i)	Hong Kong (in respect of each party to the Transaction Documents other than the Hong Kong Company); and

(ii)	any jurisdiction other than Hong Kong,

have been duly fulfilled, performed and effected;

(P)	that the New York Law Documents are valid and binding on the parties under New York Law (by which they are expressed to be governed);

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(Q)	that the DACA is valid and binding on the parties under the DACA Governing Law (by which it is expressed to be governed);

(R)	that the Transaction Documents have the same meaning and effect as they would have if they were governed by Hong Kong law;

(S)	that each of the Assumption Agreement (having annexed to it the Security Agreement) and the Joinder Agreement (having annexed to it the VSA) has been registered with Hong Kong’s Companies Registry in accordance with the Companies Ordinance within one month of its execution;

(T)	that the Hong Kong Company does not own any land or property in Hong Kong nor has any right or interest in any land, property or leased property in Hong Kong;

(U)	that the DACA does not create any charge or other security interest under the DACA Governing Law;

(V)	that the Hong Kong Company received due and adequate consideration for entering into the DACA;

(W)	that the Hong Kong Company is not a foreign state and is not acting under the state authority of New York or any other state. We note that on 1 July 1997 Hong Kong became the Hong Kong Special Administrative Region (the “HKSAR”) of the People’s Republic of China (“PRC”). On 4 April 1990 the National People’s Congress of the PRC adopted the basic law of the HKSAR (the “Basic Law”). Under Article 13 of the Basic Law, the Central People’s Government is responsible for foreign affairs relating to the HKSAR and this includes the recognition of foreign states. Under Article 19 of the Basic Law, the courts of the HKSAR have no jurisdiction over acts of state such as defence and foreign affairs. As a result, whether a person or an entity is to be recognised as a foreign state by the HKSAR (and therefore likely entitled to state immunity for its activities) is a fact to be decided by the Central People’s Government; and

(X)	that the Hong Kong Company is a separate and independent legal entity, and is (i) able to exercise its powers independently from the Central People’s Government (the “CPG”) of the PRC and (ii) not carrying on objects or functions that are governmental in nature. It was held by the Hong Kong Court of First Instance in Intraline Resources Sdn Bhd v The Owners of the Ship or Vessel “Hua Tian Long” (HCAJ 59/2008) that the common law doctrine of Crown immunity subsists as a matter of Hong Kong law and can be invoked to afford immunity to any entity which forms part of the Crown of the PRC from the jurisdiction of Hong Kong courts. In that case, it was held that the material consideration in determining whether an entity forms part of the Crown of the PRC (and is therefore entitled to Crown immunity) is the control which the Crown of the PRC (i.e. the CPG) has over the entity, and the salient question in this regard is whether the entity is able to exercise independent powers of its own. The case also held that the objects and functions of the entity are also relevant factors when making that determination.

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Based on and subject to the foregoing and subject to the reservations mentioned below and to any matters not disclosed to us, we are of the following opinion:

1.	The Hong Kong Company is a limited liability company which has been duly incorporated and is validly existing.

2.	The Hong Kong Company has the capacity and power to execute and deliver the HKC Executed Documents, and to exercise its rights and perform its obligations under the Transaction Documents.

3.	The Hong Kong Company has taken all necessary corporate action to authorise the execution and delivery of the HKC Executed Documents, and the exercise of its rights and the performance of its obligations under the Transaction Documents.

4.	Hong Kong law will treat the validity and binding nature of any obligations contained in the New York Law Documents as being governed by New York Law.

5.	Hong Kong law will treat the validity and binding nature of any obligations contained in the DACA as being governed by the DACA Governing Law.

Our reservations are as follows:

(A)	If a Hong Kong court assumes jurisdiction in relation to the New York Law Documents it would not apply New York Law if:

(i)	New York Law were not pleaded and proved;

(ii)	to do so would be contrary to Hong Kong public policy or mandatory rules of Hong Kong law; or

(iii)	to do so would give effect to a foreign penal, revenue or other public law.

(B)	If a Hong Kong court assumes jurisdiction in relation to the DACA it would not apply the DACA Governing Law if:

(i)	the DACA Governing Law were not pleaded and proved;

(ii)	to do so would be contrary to Hong Kong public policy or mandatory rules of Hong Kong law; or

(iii)	to do so would give effect to a foreign penal, revenue or other public law.

(C)	A Hong Kong court may have to have regard to the law of the place of performance of any obligation under the Transaction Documents which is to be performed outside Hong Kong. It may refer to that law in relation to the manner of performance and the steps to be taken in the event of defective performance.

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(D)	Laws relating to insolvency, liquidation, administration or other laws or procedures affecting generally the enforcement of creditors’ rights may affect the obligations of the Hong Kong Company under the Transaction Documents and the remedies available.

(E)	The Searches are not conclusive as to whether or not insolvency proceedings have been commenced in relation to the Hong Kong Company or any of its assets. For example, information required to be filed with the Companies Registry, the Land Registry or the Official Receiver’s Office in Hong Kong is not in all cases required to be filed immediately (and may not be filed at all or on time); once filed, the information may not be made publicly available immediately (or at all); and the Searches may not reveal whether insolvency proceedings or analogous procedures have been commenced in jurisdictions outside Hong Kong.

(F)	We have not been responsible for verifying the accuracy of the information or the reasonableness of any statements of opinion contained in the Registration Statement (or any part of it), or that no material information has been omitted from it. Accordingly, we express no opinion as to whether the Registration Statement (or any part of it) contains all the information required to be contained in it or whether the persons responsible for the Registration Statement have discharged their obligations in relation to the information contained in or disclosed by the Registration Statement.

(G)	We have not been asked to, and we do not, express any opinion as to any taxation (including stamp duty) which will or may arise in connection with the Transaction Documents or the Notes.

(H)	We have not been asked to, and we do not, express any opinion as to any maritime laws which may apply in relation to any of the Transaction Documents.

(I)	Article 10 of the Indenture provides that the obligations of the Hong Kong Company will not be affected by certain circumstances. We express no opinion as to whether such provision will be effective.

(J)	The DACA has been executed by the Hong Kong Company as a simple contract and not as a deed. We have assumed that the Hong Kong Company received due and adequate consideration for entering into the DACA.

(K)	This opinion is subject to any limitations arising from Hong Kong sanctions (or Hong Kong prohibitions against or restrictions on sanctions, blockades or similar hostile activities imposed by foreign jurisdictions) or other similar measures implemented or effective in Hong Kong and applicable to any party to any of the Transaction Documents or any transfers or payments made under the Transaction Documents.

(L)	Our role in relation to the Transaction Documents has been limited to a review of the Transaction Documents for any issues which arise as a matter of Hong Kong law in so far as such review is necessary for our preparation of, and our giving of this opinion on, the Transaction Documents. We have not been asked to, and have not, undertaken a comprehensive review of the drafting of the Transaction Documents and have not, for example: (i) checked cross-references or that all required definitions are included; or (ii) confirmed that the drafting of the Transaction Documents reflects the commercial intentions of the parties thereunder. Accordingly, we express no opinion as to whether or not any particular provision of the Transaction Documents may be unenforceable by reason of the lack of certainty as to the meaning of the provision.

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On 1 July 1997 Hong Kong became the HKSAR of the PRC. On 4 April 1990 the National People’s Congress of the PRC (the “NPC”) adopted the Basic Law. Under Article 8 of the Basic Law, the laws of Hong Kong in force at 30 June 1997, that is, the common law, rules of equity, ordinances, subordinate legislation and customary law shall be maintained, except for any that contravene the Basic Law and subject to any amendment by the legislature of the HKSAR. Under Article 160 of the Basic Law, the laws of Hong Kong in force at 30 June 1997 are to be adopted as laws of the HKSAR unless they are declared by the Standing Committee of the NPC (the “Standing Committee”) to be in contravention of the Basic Law and, if any laws are later discovered to be in contravention of the Basic Law they shall be amended or cease to have force in accordance with the procedures prescribed by the Basic Law. On 23 February 1997 the Standing Committee adopted a decision (the “Decision”) on the treatment of laws previously in force in Hong Kong. Under paragraph 1 of the Decision, the Standing Committee decided that the “laws previously in force in Hong Kong, which include the common law, the rules of equity, ordinances, subsidiary legislation and customary law, except for those which contravene the Basic Law, are to be adopted as the laws of the HKSAR”. Under paragraph 2 of the Decision, the Standing Committee decided that the ordinances and subsidiary legislation set out in Annex 1 to the Decision “which are in contravention of the Basic Law” are not to be adopted as the laws of the HKSAR. One of the Ordinances set out in that Annex is The Application of English Law Ordinance (the “English Law Ordinance”). The English Law Ordinance applied the common law and rules of equity of England to Hong Kong. We have assumed in giving this opinion that the effect of paragraph 2 of the Decision, insofar as it relates to the English Law Ordinance, is to repeal the English Law Ordinance prospectively from 1 July 1997 and that the common law and rules of equity of England which applied in Hong Kong on 30 June 1997 continue to apply, subject to their subsequent independent development (and noting that a Hong Kong court is no longer bound to follow any particular English judgment).

On 30 June 2020 the Standing Committee decided to add the law entitled “《中華人民共和國香港特別行政區維護國家安全法》” (an English translation of which is “Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region”) (the “National Security Law”) to the list of national laws in Annex III to the Basic Law. On the same date, the National Security Law was implemented into Hong Kong law under the Promulgation of National Law 2020. In certain circumstances Article 55 of the National Security Law gives jurisdiction over a case concerning an offence endangering national security under the National Security Law to the Office for Safeguarding National Security of the Central People’s Government in the Hong Kong Special Administrative Region. In such a case, Article 56 of the National Security Law provides that the Supreme People’s Court of the PRC shall designate a court to adjudicate on the case. Article 62 of the National Security Law states that the National Security Law shall prevail where provisions of other Hong Kong law are inconsistent with the National Security Law. Article 65 states that the power of interpretation of the National Security Law shall be vested in the Standing Committee. As a national law of the PRC implemented in Hong Kong through Annex III to the Basic Law, the National Security Law may be interpreted in a way which is different from the way in which other Hong Kong law is interpreted.  It is currently unclear whether (and if so, how) the National Security Law may impact other Hong Kong law.

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To the extent permitted by applicable law and regulation, you may rely on this letter only on condition that your recourse to us in respect of the matters addressed in this letter is against the firm’s assets only and not against the personal assets of any individual partner. The firm’s assets for this purpose consist of all assets of the firm’s business, including any right of indemnity of the firm or its partners under the firm’s professional indemnity insurance policies, but excluding any right to seek contribution or indemnity from or against any partner of the firm or person working for the firm or similar right.

This opinion is given to you solely for your use in connection with the Registration Statement. It may not be relied upon by any other person or used for any other purpose and neither its contents nor its existence may be disclosed without our prior written consent, save that we hereby consent to:

(A)	the filing of this opinion as an exhibit to the Registration Statement and to the use of our name in the sections under the heading ‘Legal Matters' in the Registration Statement. In giving this consent we do not admit that we are ‘experts’ under the Securities Act or the rules and regulations of Commission issued thereunder with respect to any part of the Registration Statement, including this opinion; and

(B)	the release of this opinion to Conyers Dill & Pearman and Kirkland & Ellis LLP (the “Permitted Disclosees”), and we hereby permit the Permitted Disclosees to rely on this opinion for the purposes of their own opinions in connection with the Registration Statement, subject to and in accordance with its terms, including but not limited to the assumptions and reservations set out herein, as if it had been addressed to them on 11 June 2021. Accordingly, this opinion may be used by the Permitted Disclosees only in connection with the Registration Statement, and on the basis that it sets out our opinion on certain matters of Hong Kong law as at 11 June 2021, provided that nothing in this letter nor the release of it to any Permitted Disclosee shall create or constitute a solicitor-client (or any other fiduciary) relationship between Slaughter and May and such Permitted Disclosee.

Yours faithfully,

/s/ Slaughter and May

Slaughter and May

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Schedule

Documents examined

1.	Copies of the following documents (collectively, the “Transaction Documents”):

a.	the Indenture;

b.	the collateral agency agreement governed by New York Law dated 30 April 2021 between, among others, (1) the Issuer, (2) certain subsidiaries of the Issuer, including the Hong Kong Company, as Grantors and (3) WSFS as Trustee, Parity Lien Representative, First Lien Collateral Agent and Security Trustee (the “Collateral Agency Agreement”);

c.	the security agreement governed by New York Law dated 30 April 2021 between (1) the Issuer as a Grantor, (2) certain subsidiaries of the Issuer as other Grantors and (3) WSFS as First Lien Collateral Agent (the “Security Agreement”);

d.	the assumption agreement governed by New York Law dated 30 April 2021 between (1) the Hong Kong Company and (2) WSFS as First Lien Collateral Agent, pursuant to which the Hong Kong Company becomes a party to the Security Agreement as a Grantor (the “Assumption Agreement”);

e.	the deposit account and sweep investment control agreement governed by the laws of the state in which the office of Bank that maintains the Collateral Accounts (each as defined therein) is located (the “DACA Governing Law”) dated 30 April 2021 between (1) the Issuer, (2) certain subsidiaries of the Issuer, including the Hong Kong Company, as the Company (3) WSFS as the Secured Party and (4) Wells Fargo Bank, National Association as the Bank (the “DACA”);

f.	the vessel security agreement governed by New York Law dated 30 April 2021 between (1) each of the owners listed in Schedule 1 thereto and (2) WSFS as First Lien Collateral Agent, Security Trustee and Mortgagee (the “VSA”); and

g.	the joinder agreement to the VSA governed by New York Law dated 30 April 2021 between (1) the Hong Kong Company and (2) WSFS as First Lien Collateral Agent, Security Trustee and Mortgagee, pursuant to which the Hong Kong Company becomes a party to the VSA as an Owner (the “Joinder Agreement”).

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In this Schedule:

(i)	“HKC Executed Documents” means the Transaction Documents other than the Security Agreement and the VSA; and

(ii)	“New York Law Documents” means the Transaction Documents other than the DACA.

2.	The copy of the certificate of a director of the Hong Kong Company dated 30 April 2021 and the exhibits thereto.

3.	Copies of the certificate of incorporation, the certificate of change of name, the articles of association and the current business registration certificate of the Hong Kong Company.

4.	The certificate of continuing registration of the Hong Kong Company dated 9 June 2021.

5.	The copy of the resolutions in writing of the board of directors of the Hong Kong Company dated 30 April 2021, certified as true, complete and up to date under the certificate of a director of the Hong Kong Company referred to in paragraph 2 of this Schedule.

6.	The copy of the resolutions in writing of the sole shareholder of the Hong Kong Company dated 30 April 2021, certified as true, complete and up to date under the certificate of a director of the Hong Kong Company referred to in paragraph 2 of this Schedule.

7.	Entries obtained from the following searches (collectively, the “Searches”):

a.	Entries shown on the print-out obtained from our internet searches, made on 10 June 2021, against the public records of the Hong Kong Company on the database of the Companies Registry in Hong Kong;

b.	Entries shown on the print-out obtained from our internet searches, made on 10 June 2021, at the Official Receiver’s Office in Hong Kong against the Hong Kong Company; and

c.	Entries shown on our search made on 10 June 2021 of the Cause Book kept at the High Court of Hong Kong in respect of the period from seven days prior to the date of this letter to the date of the last entry made in the Cause Book as at the time of our search.

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